EXHIBIT 12.1

CCO HOLDINGS, LLC AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

(In millions)

							Nine Months
							Ended
	01/01/1998	12/24/1998	Year Ended December 31,				September 30,
	through	through
	12/23/1998	12/31/1998	1999	2000	2001	2002	2002	2003

Earnings
Loss before Minority Interest, Income Taxes and Cumulative Effect of Accounting Change	$(17)	$(5)	$(438)	$(1,727)	$(1,838)	$(4,946)	$(212)	$(37)
Fixed Charges	17	2	246	649	531	519	380	381

Total Earnings	$—	$(3)	$(192)	$(1,078)	$(1,307)	$(4,427)	$168	$344

Fixed Charges
Interest Expense	$17	$2	$238	$638	$517	$502	$368	$367
Amortization of Debt Costs	—	—	5	6	8	10	7	9
Interest Element of Rentals	—	—	3	5	6	7	5	5

Total Fixed Charges	$17	$2	$246	$649	$531	$519	$380	$381

Ratio of Earnings to Fixed Charges(1)	—	—	—	—	—	—	—	—

(1)	Earnings for the periods from January 1, 1998 through December 23, 1998, and December 24, 1998 through December 31, 1998, and for the years ended December 31, 1999, 2000, 2001, 2002 and for the nine months ended September 30, 2002 and 2003 were insufficient to cover fixed charges by $17, $5, $438, $1,727, $1,838, $4,946, $212 and $37, respectively. As a result of such deficiencies, the ratios are not presented above.